Exhibit 99.1 Material Change Report dated March 11, 2010

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc.)

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Changes

March 2, 3 & 11, 2010

3.

News Releases

News releases were issued on March 2, 3 & 11, 2010 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Changes

On March 2, 2010, the Company announced that it has entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.

On March 3, 2010, the Company announced that it has closed a previously announced private placement and issued, in aggregate, 2,083,333 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of $125,000.   Furthermore, the Company announced that it will enter into non-brokered  private placement financing agreements with certain investors to issue up to 4,500,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $270,000.

On March 11, 2010, the Company announced that it has closed the first tranche of the non-brokered private placement financing which was announced on March 3, 2010 and has issued 1,450,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of $87,000.

5.

Full Description of Material Changes

1.

Please see attached News Release dated March 2, 2010 attached as Schedule “A”.

2.

Please see attached News Release dated March 3, 2010 attached as Schedule “B”.

3.

Please see attached News Release dated March 11, 2010 attached as Schedule “C:.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

51-102F3

Kokomo Enterprises Inc.

March 11, 2010

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 11th day of March, 2010.

51-102F3

Kokomo Enterprises Inc.

March 11, 2010

Schedule “A”

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

NEWS RELEASE

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Vancouver, BC, March 2, 2010.   Kokomo Enterprises Inc. (the “Company” or “Kokomo”) is pleased to announce that it has entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.

The parties to the LOI have agreed to enter into a Definitive Agreement which will be subject to the approvals of the CNSX, the Board of Directors of Kokomo, and if required by the CNSX, the approval of the shareholders of the Company.

The consideration payable by the Company to the arm’s length party shall be a cash payment of US $100,000 upon the execution of the Definitive Agreement, and the issuance of a Convertible Debenture for the amount of US $900,000, which will have a maturity of 4 years, shall bear simple interest at an annual rate of 5%, and may be converted into Kokomo shares at the price of US $0.10 per Kokomo share in year one, at the price of US $0.25 per Kokomo share in year two, at the price of US $0.50 per Kokomo share in year three and, at the price of US $1.00 per Kokomo share in year four.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc March 2 2010 (LOI_Mexico)

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

51-102F3

Kokomo Enterprises Inc.

March 11, 2010

Schedule “B”

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

NEWS RELEASE

Date: March 3, 2010

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Kokomo Enterprises Inc. (the “Company” or “Kokomo”) announces that further to its News Release dated November 13, 2009, the Company has closed the non-brokered Private Placement Financing.  In aggregate, the Company issued 2,083,333 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of $125,000.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.10 per common share for a period of five years from Closing.

Furthermore, the Company wishes to announce that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including, but not limited to, certain officers and directors of the Company (the “Subscribers”) whereby the Subscribers will purchase up to 4,500,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $270,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.10 per common share for a period of two years from Closing.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc March 3, 2010

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

March 11, 2010

Schedule “C”

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

NEWS RELEASE

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Vancouver, BC, March 11, 2010.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”) announces that further to its News Release dated March 3, 2010, the Company has closed the first tranche of the non-brokered private placement financings by issuing, on March 11, 2010, 1,450,000 Units of the Company at $0.06 per Unit for total proceeds to the Company of $87,000.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.10 per common share for a period of two years until March 11, 2012.  All securities issued pursuant to the first tranche closing have a hold period which expires on July 12, 2010.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_KKO_ March 11 2010 (First Closing PP Mar 3 2010 PP)

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

March 11, 2010